Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,
	2009	2008
	(Dollars in thousands)
EARNINGS:
Income before income taxes	$277,607	$299,283
Add (deduct):
Equity in earnings of unconsolidated entities	(43,700)	(44,379)
Distributions from unconsolidated entities	13,239	45,810
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(11,252)	(9,354)
	235,894	291,360
Add fixed charges:
Consolidated interest expense (1)	62,350	76,950
Interest portion (1/3) of consolidated rent expense	25,393	23,260
	$323,637	$391,570

FIXED CHARGES:
Consolidated interest expense(1)	$62,350	$76,950
Capitalized interest	1,667	546
Interest portion (1/3) of consolidated rent expense	25,393	23,260
	$89,410	$100,756

RATIO OF EARNINGS TO FIXED CHARGES	3.62	3.89

Tax-effected preferred dividends	$39	$43
Fixed charges	89,410	100,756
Fixed charges and preferred dividends	$89,449	$100,799

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.62	3.88

(1)     Interest expense on income tax contingencies is not included in fixed charges.